EXHIBIT 5.1
[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]
October 22, 2014
TD Ameritrade Holding Corporation
200 South 108th Avenue
Omaha, Nebraska 68154
Re: TD Ameritrade Holding Corporation
Ladies and Gentlemen:
We have acted as special counsel to TD Ameritrade Holding Corporation, a Delaware corporation (the “Company”), in connection with the registration, pursuant to the registration statement on Form S-3 (File No. 333-185286) (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 5, 2012, as amended through the date hereof, under the U.S. Securities Act of 1933, as amended (the “Act”), and the prospectus supplement, dated October 17, 2014 and filed with the Commission on October 20, 2014, of the offer, issuance and sale by the Company of an aggregate principal amount of $500,000,000 of the Company’s 3.625% Senior Notes due 2025 (the “Notes”). The Notes were issued pursuant to the Indenture dated as of the date hereof (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of the date hereof, between the Company and U.S. Bank National Association, as trustee (the “Trustee”) (the “Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), and the Base Indenture and the Supplemental Indenture have been filed as Exhibits 4.1 and 4.3 to the Current Report on Form 8-K filed by the Company on the date hereof (the “Current Report”). The Notes were sold by the Company pursuant to an underwriting agreement between the Company and the Underwriters named therein (the “Agreement”), which has been filed as Exhibit 1.1 to the Current Report.
We have examined originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or appropriate for the purposes of this letter. The Notes and the Indenture are referred to herein as the “Transaction Documents.” We have also conducted such investigations of fact and law as we have deemed necessary or advisable for purposes of this letter. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as copies and the legal capacity of all individuals executing such documents. As to any facts material to this letter that we did not independently establish or verify, we have, with your consent, relied upon the statements, certificates and representations of officers and other representatives of parties to the Transaction Documents and of the Company. We have also assumed the valid authorization, execution and delivery of the Transaction Documents by each party thereto, and we have assumed that each party thereto (in the case of

TD Ameritrade Holding Corporation
October 22, 2014

parties which are not natural persons) has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization, that each party thereto has the legal capacity, power and authority to perform its obligations thereunder and that the Indenture constitutes the valid and binding obligation of the Trustee, enforceable against it in accordance with its terms. We have also assumed that, except with respect to the Relevant Laws (as defined below), the execution, delivery and performance by the Company of the Transaction Documents to which it is a party have been duly authorized by all necessary action (corporate or otherwise) and do not contravene its respective certificate or articles of incorporation, limited liability company agreement, partnership agreement, bylaws or other organizational documents; except with respect to Relevant Laws, violate any law, rule, order or regulation applicable to it; or result in any conflict with, or breach of any agreement or document binding on it. In addition, enforceability may be subject to public policy considerations. Furthermore, the manner in which any particular issue relating to the opinions set forth below would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it.
We are members of the Bar of the State of New York, and we have not considered, and we express no opinion as to, the laws of any jurisdiction other than the laws of the State of New York that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Company, the Transaction Documents or the transactions governed by the Transaction Documents and the federal securities laws of the United States of America, in each case as in effect on the date hereof (the “Relevant Laws”). Without limiting the generality of the foregoing definition of Relevant Laws, the term “Relevant Law” does not include any law, rule or regulation that is applicable to the Company, the Transaction Documents or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Transaction Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.
We express no opinion with respect to the enforceability of (i) consents to, or restrictions upon, judicial relief or jurisdiction or venue; (ii) waivers of rights or defenses with respect to stay, extension or usury laws; (iii) advance waivers of claims, defenses, rights granted by law, or notice, opportunity for hearing, evidentiary requirements, statutes of limitation, trial by jury or at law, or other procedural rights; (iv) broadly or vaguely stated waivers of rights; (v) provisions authorizing or validating conclusive or discretionary determinations; (vi) restrictions upon non-written modifications and waivers; (vii) severability clauses; and (viii) provisions for liquidated damages, default interest, late charges, monetary penalties, forfeitures, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty.
Based upon the foregoing, and subject to the qualifications set forth in this letter, it is our opinion that the Notes constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

TD Ameritrade Holding Corporation
October 22, 2014

We hereby consent to the filing of a copy of this letter as an exhibit to the Registration Statement and to the use of our name in the prospectus forming a part of the Registration Statement under the caption “Legal Matters.” In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder. This letter speaks as of its date, and we undertake no (and hereby disclaim any) obligation to update this letter.
Very truly yours,
/s/ Wachtell, Lipton, Rosen & Katz